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                               April 1, 2021

       Jonas Grossman
       Chief Executive Officer
       Chardan NexTech Acquisition 2 Corp.
       17 State Street, 21st Floor
       New York, NY 10004

                                                        Re: Chardan NexTech
Acquisition 2 Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed March 8, 2021
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 10,
2021
                                                            File No. 333-254010

       Dear Mr. Grossman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover page

   1. We note your disclosure that there is no guarantee that your securities will be approved for listing on Nasdaq. If
the offering is not conditioned on the receipt of Nasdaq listing approval, please revise
the cover page to clearly state that fact.
   2. Please revise to disclose that your sponsor and certain officers and directors are affiliated with the representative
of the underwriters and that you have engaged a    qualified
                                                        independent
underwriter,    as referenced on page 146. In the next amendment to your
                                                        registration statement,
please identify the qualified independent underwriter.
 Jonas Grossman
FirstName   LastNameJonas   Grossman
Chardan NexTech    Acquisition 2 Corp.
Comapany
April       NameChardan NexTech Acquisition 2 Corp.
       1, 2021
April 21, 2021 Page 2
Page
FirstName LastName
Prospectus Summary
Our Management Team, page 3

3. Please revise to disclose that Mr. Popper, who will serve as your Chairman, also serves as the Chairman of Chardan, as disclosed on page 104.
Initial Business Combination, page 8

4. We note your disclosure on page 145 that you have engaged Chardan as an advisor in connection with your business combination, pursuant to the Business Combination
         Marketing Agreement, and that you will pay Chardan a cash fee for such services upon the consummation of your initial business combination in an amount equal to 3.5% of the gross proceeds of the offering. Under a separate heading, please disclose such fee and whether the individuals who will perform the specified services on behalf of Chardan also serve as your officers or directors.
5. We note your disclosure that your sponsor will transfer up to 20,000 founder shares to each of your independent directors or you will pay cash fees to such directors, at your discretion. Please revise to disclose the factors that you will consider in determining whether directors will be compensated in founder shares or cash, and quantify such cash fees.
Exclusive Forum for Certain Lawsuits, page 132

6. We note your disclosure that your exclusive forum provision will not apply to claims arising under the federal securities laws, including the Securities Act as to which the Court of Chancery and the federal district court for the District of Delaware shall concurrently be the sole and exclusive forums. However, on page 59 you state that the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise to clarify this inconsistency. Additionally, please revise the risk factor on page 55 to disclose that there is also a risk that your exclusive forum provision in your warrant agreement may result in increased costs for investors to bring a claim.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Jonas Grossman
Chardan NexTech Acquisition 2 Corp.
April 1, 2021
Page 3

        You may contact Tracie Mariner at 202-551-3744 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Christine Westbrook at 202-551-5019 with any other questions.



                                                          Sincerely,
FirstName LastNameJonas Grossman
                                                          Division of
Corporation Finance
Comapany NameChardan NexTech Acquisition 2 Corp.
                                                          Office of Life
Sciences
April 1, 2021 Page 3
cc:       Ari Edelman, Esq.
FirstName LastName